Form 10-K405, Exhibit 13
period 1996-09-30
TANDEM COMPUTERS INC /DE/
filed 1996-12-23
CIK 315180

LETTER
TO OUR
SHAREHOLDERS

                                                                   EXHIBIT 13.0

Shareholder's Letter

Through hard work and the commitment of a great team of employees, we created a new vision for Tandem(R) in fiscal 1996 -- one that leverages our clustered computing solutions into new opportunities in the fast emerging online world. It was a challenging year for us, one in which we had to make tough decisions. We are confident that our new direction in technology, marketing strategies, industry partnerships, and management and organizational changes will enable us to build an even stronger, more competitive Tandem. At Tandem, we like to say our goal is to provide more Tandem technology to more people by bringing our core strengths to the broader market.

It is clear we are now entering a new age of computing. Millions upon millions of users -- individuals and businesses worldwide -- are going online. Simultaneously, the speed and quantity of data available online -- from text and music to videos, advertising, electronic commerce, training, and much, much more -- are growing exponentially. The dramatic explosion in services and media-rich, data-intensive transactions is expected to create a huge demand for computing systems that offer high levels of reliability and scalability. For example, a massive computing "infostructure" will be required behind the browsers to support this unprecedented transaction volume and complexity.

Tandem's high-performance, scalable, continuous computing is a requirement for any company competing in this environment. Today, Tandem is delivering new clustering technology that provides enormous leaps in throughput, reliability, scalability, and security compared with previous generations of products. This will create a huge opportunity in the marketplace -- benefiting infostructure builders like telecommunications companies and Internet service providers, as well as customers in the banking, finance, retail, and transportation industries.

As this market unfolds, we see a fundamental shift taking place: from online transaction processing (OLTP) to interactive, media-rich Internet-based transactions, or what we call ITP. For Internet and intranet solutions, there is no company as well positioned as Tandem to be the leader in building the ITP server engines and the ITP infostructure. These solutions require quantum leaps in both data throughput (for next-generation applications) and scalability (for rapid growth in response to unpredictable business growth). In addition, ITP solutions must meet the same requirements as traditional OLTP: continuous availability, secure transactions, and data integrity.

As the world moves from transactions to interactions, we will continue to bring our core strengths of reliability, availability, scalability, and parallel processing based on clustering to the new world of computing and the Internet/intranet explosion. In particular, our vision is to extend the attributes of our NonStop(R) Himalaya(R) platform and UNIX(R) system-based Integrity(R) servers to a much broader market: Microsoft's Windows NT(R) operating system.



2                                                  Tandem Computers Incorporated

The new Tandem -- A strategy for growth: reliability, no limits.

As an established leader in enterprise computing, we intend to grow our core business with our iTP(TM) solutions for the Himalaya and Windows NT Server platforms, which taken together yield a "best of both worlds" environment. In other words, our customers get the low cost of PC-based servers and the scalability of NonStop Himalaya servers -- both with outstanding reliability. By deploying the NonStop Himalaya server and Windows NT Server-based systems in various configurations, companies can take advantage of a full spectrum of capabilities as dictated by their business requirements. During fiscal 1996, we put a strategy in place that focuses on achieving the following goals.


Growing the core business. Building on more than 20 years of OLTP leadership, we are expanding our focus to include new products and solutions that target high-growth opportunities in the Windows NT Server environment and the Internet. Our fault-tolerant technology launched OLTP, and today our next-generation ServerNet(TM) technology -- a system area network (SAN) -- is launching ITP with reliable, high-bandwidth clustered servers. Tandem's ServerNet interconnect and cluster technology is designed to deliver unprecedented response times, throughput, linear scalability, and reliability. With ServerNet technology, we are effectively clearing the server bandwidth bottleneck -- as significant a development as Tandem's fault-tolerant technology was some 20 years ago.

The ServerNet architecture provides the interconnect technology for our range of S-series for Windows NT Server products announced in October 1996 and for Tandem's new NonStop Himalaya S-series parallel processing servers as well as the UNIX system-based Integrity S4000 server shipped earlier in fiscal 1996.

With ServerNet technology's any-to-any system interconnect, the Himalaya servers can start small and scale up flexibly to meet the massive throughput requirements of data-intensive applications such as multimedia-enhanced Internet transactions and large-scale relational data mining and data warehousing, as well as the requirements of the telecommunications industry.


Breaking into new markets. In May 1996, we formed a strategic alliance with Microsoft Corporation to accelerate customer adoption of the Microsoft Windows NT Server platform. Through this alliance, we are extending our database, transaction processing, and messaging software (ServerWare(TM) solutions) to the Windows NT Server environment. Along with our ServerNet cluster technology, we are making this software available across multiple computing platforms. Already adopted by Compaq, Dell, NEC, Siemens Nixdorf and other industry leaders -- and with Microsoft slated to include ServerNet technology drivers in its Windows NT Server clustering software (code-named "Wolfpack") -- ServerNet technology is emerging as the de facto standard for high-speed, high-availability interconnections for clustered systems.

In October 1996, we announced the first iTP solutions designed to create a secure, reliable environment for next-generation commerce on public networks such as the Internet. All six powerful new iTP solution servers provide Internet and intranet customers with the reliability, scalability, security, and performance currently enjoyed by



1996 Annual Report                                                             3

Tandem's OLTP customers. Each iTP solution has been customized to meet six core business needs: secure business-to-consumer commerce on the Internet; cost-effective distribution of digital assets, videos, electronic catalogs, music, and large databases; secure messaging capabilities over both public and private networks; computer telephony integration; intranet capabilities; and integration of legacy, off-the-shelf, and custom applications with each other and with information delivery technologies such as the World Wide Web.

These new iTP solutions target telecommunications companies and Internet service providers (ISPs) that will build the ITP infrastructure, companies building intranets, and companies in the banking, finance, transportation, and retail industries.

We also introduced the S-series for Windows NT Server -- the first to provide failover software through Tandem CAS (Cluster Availability Software) that will support the easy, compatible migration to Microsoft's Windows NT Server-based clustering standard when it becomes available next year.

In the data warehousing arena, we continued to build momentum by offering innovative, customized, and packaged data warehouse solutions that are providing tangible results for our customers. As we evolve toward powerful new Knowledge Discovery through Database (KDD) solutions, we will continue to increase our focus on data mining products that allow customers to derive even greater value and insight from their data. To further support our Internet strategy, all data warehousing solutions will ultimately be Web-enabled, thereby allowing intranet and Internet Web access.


Partnering with industry leaders. While the Microsoft alliance is an important one, it is only part of the Tandem partnership story. A major component of Tandem's strategy has been to move quickly to an open business model, one that leverages strategic relationships with market makers in the industry. We believe that this trend toward "competition" is a necessity, not a luxury, for the new Tandem. In keeping with this strategy, during fiscal 1996 we entered into a number of strategic partnerships with key market makers. By establishing relationships with companies such as Microsoft, Computer Associates, Compaq, Lucent, Baan, BEA, Informix, and Motorola, we are further expanding the market for our technology.

For example, we are collaborating with Computer Associates to jointly develop a clustered version of the CA-Unicenter. We are also teaming with Informix to enable the handling of new data types, including video, voice, and images, by integrating the Informix DataBlade technology into Tandem's ServerWare software for the NonStop Himalaya and Windows NT Server systems.

Through the Tandem Alliance Program, we are continuing to encourage third parties to develop application software for Tandem systems. More than 350 companies worldwide now focus on developing Tandem software solutions for our key markets.


4                                                 Tandem Computers Incorporated

Organizing for efficiency and speed. During the year, we made significant changes to our overall management structure, executive team, and sales organization. In January 1996, Roel Pieper, formerly president and chief executive officer of Tandem's wholly owned subsidiary, UB Networks, was named CEO. At the beginning of fiscal year 1997, Enrico Pesatori joined Tandem as president and chief operating officer. Pesatori, who formerly served as vice president and general manager of Digital Equipment Corporation's Computer Systems Division, will be responsible for strategic execution of the new product business unit structure and our global sales, service, and marketing organization.

To increase the effectiveness of our sales force, we named John Losier, formerly president of the large business services and chairman of the network integration subsidiary at Bell Atlantic Corp., to the position of senior vice president of Worldwide Sales and Services. We also reorganized into six product line business units, each chartered with establishing the requisite partnerships to drive Tandem's success. The six groups are Parallel Systems under Kurt Friedrich, Communications Platforms under Eric Doggett, ServerNet Technology under Jerry Peterson, ServerWare Software under Bill Heil, the Atalla Division under Bob Gargus, and Tektonic Software under Harald Sammer. We believe all these changes are a vital and necessary part of bringing more Tandem products to more people.

However, despite our best efforts, our UB Networks subsidiary has not performed to our expectations. The networking segment of the industry has become fiercely competitive in the last year, driven by acquisitions and steep price declines. In July, we announced plans to sell UB Networks and began working with Lehman Brothers to divest the subsidiary. To date, several interested parties are reviewing this networking company as a potential acquisition candidate.


Creating a new image, a new Tandem. Achieving success in new markets is about building mind share -- not just with our traditional customers, but with new partners and customers. Toward that end, we are beginning to change the way we think about ourselves and the way we create and communicate image and awareness of Tandem in the market. The Challenge 2000 program, a global gathering of Tandem employees, has been instrumental in setting the course for the new Tandem. We have also redesigned our corporate logo to better reflect this new vision.

In addition, we are reshaping the Tandem image through global projects in such areas as entertainment, sports, environmental education, and healthcare. We are demonstrating our technology to the world and are driving innovation in these arenas.

Through a joint venture with Informix and Planet Hollywood Online, Inc., we are participating in the development of a major entertainment destination in cyberspace. Through E-Spaces, Inc., we are participating in the development of "televirtual" online services and applications, such as customer 3-D interactive worlds for Web sites, interactive 3-D catalogs, and online showrooms for products and services. We are also providing the technology backbone for a number of other World Wide Web activities. For example, for Whitbread, an around-the-world yacht race, Tandem is sponsoring an innovative interactive Web site. Starbright World is a virtual playhouse for



1996 Annual Report                                                             5
hospitalized children, chaired by filmmaker Steven Spielberg. One Step Beyond links the world to explorer Robert Swan of the UNESCO South Pole expedition as he becomes one of the first people to walk across the Antarctic continent, and to 35 Young Explorers as they voyage across the Antarctic Ocean.

Given the extraordinary pace of change sweeping the globe, we recognize that our effort to establish Tandem as a visionary market maker must be an evolving, ongoing process. We would like to thank all of our stakeholders -- our employees, customers, partners, suppliers, and stockholders -- for supporting Tandem through this transition. Because of your commitment, Tandem is more strongly positioned than ever to provide our hallmark scalability, reliability, and data integrity to the fast emerging online world.










/s/Roel Pieper                                         /s/Thomas J. Perkins
Roel Pieper                                            Thomas J. Perkins
Vice Chairman and Chief Executive Officer              Chairman of the Board



6                                                  Tandem Computers Incorporated

MANAGEMENT'S
DISCUSSION AND
ANALYSIS OF
FINANCIAL
CONDITION AND RESULTS OF
OPERATIONS

Selected Operating Statistics

The table below summarizes the changes in selected operating statistics. The percentages in the left three columns show the relationship of revenue and expense items to total revenues, except cost of product and services, which are shown in relation to product revenues and service revenues, respectively. The percentages in the right columns measure the year-to-year changes.

The Company's fiscal year ends on September 30. References to 1996, 1995, and 1994 in this section represent the Company's fiscal years.

Percent of Total Revenues                                                         Percent Increase
(Except cost of product and service)                                              (Decrease)

      1996       1995      1994                                                   1996     1995
---------------------------------                                                 -------------
      79.0       80.9      81.0     Product revenues                                (3)      10
      21.0       19.1      19.0     Service and other revenues                       9       11
     100.0      100.0     100.0     Total revenues                                  (1)      10
      43.4       42.4      37.8     Cost of product revenues                        (1)      24
      72.8       72.3      64.7     Cost of service and other revenues               9       24
      49.6       48.1      42.9     Total cost of revenues                           2       24
      15.1       14.7      13.3     Research and development                         2       22
      31.4       30.8      35.9     Marketing, general, and administrative           1       (5)
       2.7        N/A       N/A     Restructuring charge                           N/M      N/A
       1.2        6.4       7.9     Operating income                               (81)     (11)
      (0.3)       5.0       8.9     Income (loss) -- continuing operations         N/M      (37)
      (0.9)       0.6       0.9     Income (loss) -- discontinued operations       N/M      (35)
      (1.2)       5.6       9.8     Net income (loss)                              N/M      (37)
=================================                                                 =============
===============================================================================================

N/M = not meaningful    N/A = not applicable


Operating Results

The discussion of operating results and financial tables that follow pertain to the Company's continuing operations, the computer systems business. Discontinued operations are discussed separately.

REVENUES -- Total 1996 revenues of $1.9 billion decreased 1 percent from 1995. Product revenues for 1996 of $1.5 billion decreased $52 million, or 3 percent, from 1995, while service and other revenues of $398 million increased $32 million, or 9 percent.

The decline in product revenues is primarily attributable to reduced unit shipments of NonStop Himalaya processors (approximately 19 percent from 1995) and the negative impact of exchange rate changes in the Japanese currency from a year ago, offset somewhat by improved revenue per processor shipped and increased revenues from UNIX system-based Integrity products. Processor shipments were positively affected and revenue per processor shipped was negatively affected, in 1995, due to a high volume of processor-only trade-in activity.

Growth in service and other revenues was primarily attributable to increased consulting revenues. Hardware service revenues were relatively flat year over year.


8                                                  Tandem Computers Incorporated

Total 1995 revenues of $1.9 billion increased 10 percent over 1994. Product revenues for 1995 increased 10 percent over 1994, while service and other revenues increased 11 percent. Increases in product revenues were primarily attributable to an increased volume of unit shipments of the Company's computer systems and to increased software license and support revenues. The benefits of the increased unit shipments were partially offset by a shift from system add-on business to aggressively discounted trade-in activity on the NonStop product family, largely resulting from rapid Himalaya server product introductions. Increases in service and other revenues were the result of increased consulting revenues.

GEOGRAPHIC -- The table below summarizes revenues derived from Tandem's domestic and international operations and the percentage of revenues contributed by geographic location for the indicated periods.

                                              1996                 1995                 1994
                                  ----------------     ----------------     ----------------
(Dollars in millions)                    $       %            $       %            $       %
                                  ----------------------------------------------------------
United States                     $  896.1      47     $  926.8      48     $  889.6      51
Europe
   United Kingdom                    159.1       8        161.0       8        142.8       8
   Germany                           112.7       6         97.5       5         92.3       5
   Other Europe                      255.3      13        262.1      14        222.8      13
                                  ----------------------------------------------------------
      Total Europe                   527.1      27        520.6      27        457.9      26
Japan                                258.7      14        277.3      14        211.7      12
Asia-Pacific                         129.0       7        109.7       6        103.0       6
Americas (excluding the U.S.)         89.0       5         86.0       5         76.6       5
                                  ----------------------------------------------------------
Total revenues                    $1,899.9     100     $1,920.4     100     $1,738.8     100
                                  ==========================================================

Revenues in the United States in 1996 decreased 3 percent compared to 1995, primarily as a result of reduced unit shipments of Himalaya processors (approximately 30 percent from 1995) and reduced revenues from Integrity products, offset somewhat by improved revenue per processor shipped and increased consulting services.

Revenues in Europe increased 1 percent during 1996, compared to 1995. Increased revenues from high-end Himalaya servers, Integrity servers, and consulting services were offset by reduced revenues in the mid-range and low-end Himalaya product offerings and by the negative impact of changes in currency.

In Japan, revenues decreased 7 percent during 1996, compared to 1995. The decrease is due to the negative impact of currency movements between 1996 and 1995, offset partially by increased sales of the mid-range line of Himalaya servers and Integrity products.

Asia-Pacific revenues in 1996 increased by 18 percent, compared to the previous year. The increase is primarily the result of a higher volume of high-end and mid-range Himalaya product shipments, particularly in the first quarter of 1996, and increased revenues from consulting services.

Revenues in the United States in 1995 increased 4 percent compared to 1994, due to increased unit shipments of high-end and mid-range servers and increased consulting revenues, offset by the shift from system add-on business to aggressively discounted trade-in activity on the NonStop products. Revenues in Europe increased 14 percent in


1996 Annual Report                                                             9
the 1995 to 1994 comparison as a result of the positive effects of foreign exchange rate changes, increased consulting revenues, and increased unit shipments of high-end and mid-range servers. The positive effects of foreign exchange rate changes were somewhat offset by local product pricing reductions. In Japan, revenues increased 31 percent during 1995, compared to 1994. These increases were attributable to the positive effects of foreign exchange rate changes, increased product shipments of high-end servers, and increased consulting revenues, offset by reduced revenues in the Integrity product line. Asia-Pacific revenues in 1995 increased by 6 percent as a result of foreign exchange rate changes from 1994 and increased revenues of Integrity products.

COST OF REVENUES -- During 1996, product margins declined to 57 percent, from 58 percent in 1995. Product margins were negatively affected by increases in amortization of capitalized software and increases in royalty payments, offset somewhat by changes in product mix and improved management of discounting and other pricing programs.

Margins on service and other revenues decreased to 27 percent in 1996, from 28 percent in 1995, reflecting a general increase in hardware servicing costs evident throughout the year in areas such as salaries and benefits and an increase in the proportion of consulting business to the total services business.

Management expects product margins to continue to decline in 1997. However, product margins are difficult to predict, as they are affected by future competitive pricing actions, geographic revenue mix, product mix, and changes in foreign currency. Management does not expect hardware servicing margins to change significantly in 1997. Margins in the consulting business are expected to improve, but can vary significantly period to period, as consulting margins are influenced by the mix of the consulting activities conducted. For additional discussion on the risks associated with these statements and other forward-looking statements, refer to the Outlook and Risks section below.

During 1995, product margins declined 4 percent to 58 percent, in comparison to 1994. With the availability of the new NonStop Himalaya K-series line of servers in 1995, there was an increase in the volume of aggressively priced trade-in activity and a decrease in add-on sales. Further, the Company reduced prices on disk storage products early in 1995, and sales volume of these products increased for the year. Also, the shift in product mix to the Himalaya servers from the older NonStop products continued to affect the comparison of product margins in these periods. The unfavorable impact on product margins from these factors was offset slightly by the strength of foreign currencies during 1995. Margins on service and other revenues decreased by 7 percent to 28 percent in 1995, as compared to 1994, as a result of a higher contribution to revenues from consulting activities. Further, the Company implemented an organizational change in the first quarter of 1995 to price, market, and sell consulting services, resulting in a change of classification of certain costs associated with consulting services, which were reported as marketing expenses in 1994 and earlier years.

RESEARCH AND DEVELOPMENT EXPENSES -- Research and development (R&D) spending in 1996 increased $5 million, or 2 percent, compared to 1995. The increase was primarily attributable to increased salaries and benefits, write-offs of capitalized software and equipment depreciation, somewhat offset by higher levels of software capitalization and external funding received on joint development projects. Capitalized software write-offs


10                                                 Tandem Computers Incorporated
were a result of management decisions made during the fourth quarter to reprioritize development efforts and were associated with software products not yet introduced.

Management expects R&D spending to decline slightly in 1997. However, the expected R&D spending pattern could be affected by delays or changes in product development schedules, by changes in product strategy, and by changes in external funding. For additional discussion of the risks associated with these statements and other forward-looking statements, refer to the Outlook and Risks section below.

Research and development spending in 1995 increased $50 million, or 22 percent, compared to 1994. The increase was attributable to the Company's new product development efforts, including additional costs for outside contractors, increased salaries and benefits, and purchases of development material.

MARKETING, GENERAL, AND ADMINISTRATIVE EXPENSES -- In 1996, marketing, general, and administrative (MG&A) expenses increased $4 million, or less than 1 percent, compared to 1995. The increase in MG&A expenses is attributable to increased commissions and outside consulting costs, offset somewhat by benefits achieved from the second quarter restructuring actions, which reduced sales and marketing headcount, and by strict management of certain variable costs, such as travel and entertainment expenses. MG&A expenses in 1995 included realized gains from the sale of strategic investments of approximately $8 million. Realized gains in 1996 were insignificant.

Management expects MG&A expense to decline slightly in 1997. For additional discussion of the risks associated with these statements and other forward-looking statements, refer to the Outlook and Risks section.

In 1995, MG&A expenses declined $31 million, or 5 percent, compared to 1994, primarily due to the Company's ongoing efforts to manage general and administrative expenses relative to gross margin levels. Approximately one-quarter of the decrease was attributable to the sales of Applied Communications, Inc. (ACI), and Applied Communications, Inc. Limited (ACI, Ltd.), in December 1993. Specific to marketing expenses, the Company realized increased commissions generated by growing shipment volumes, and experienced increased salaries and benefits. These increased marketing expenses were fully offset by the impact of the change in reporting of certain consulting services costs as discussed previously.

RESTRUCTURING CHARGES -- During 1996, the Company initiated a restructuring program as a result of decisions by its new Chief Executive Officer and management team to transform the Company's organizational structure in order to align resources with a new strategic business model and to lower the Company's cost structure. The restructuring actions resulted in a charge of $52 million and included reducing headcount, vacating leased facilities, and disposing of assets to discontinue certain product programs and other activities. The restructuring provisions, supported by appropriate levels of specificity for planned actions, were established and approved by the Company's executive management and its Board of Directors. Actual restructuring costs are recognized as reductions in related restructuring reserves in the period incurred. Information relating to restructuring activity is presented on the following page.


1996 Annual Report                                                            11

                                Reduction of                  Internal    Discontinued
(In thousands)                   Work Force    Facilities      Systems      Activities      Other          Total
                                ---------------------------------------------------------------------------------
Balances, September 30, 1993     $  86,634      $ 89,302      $ 34,000      $ 15,325      $ 57,310      $ 282,571
   Utilized -- 1994                (34,568)      (34,560)      (10,178)       (4,614)      (25,473)      (109,393)
                                ---------------------------------------------------------------------------------
Balances, September 30, 1994        52,066        54,742        23,822        10,711        31,837        173,178
   Adjustments -- 1995               1,611           (45)        3,074            42        (4,682)            --
   Utilized -- 1995                (36,000)      (26,036)      (19,482)         (933)      (20,122)      (102,573)
                                ---------------------------------------------------------------------------------
Balances, September 30, 1995        17,677        28,661         7,414         9,820         7,033         70,605
   Provision -- 1996                34,100         8,600            --         9,300            --         52,000
   Utilized -- 1996                (33,838)      (12,467)       (7,414)       (5,632)       (7,033)       (66,384)
                                ---------------------------------------------------------------------------------
Balances, September 30, 1996     $  17,939      $ 24,794      $     --      $ 13,488      $     --      $  56,221
                                =================================================================================
Cash used:
   1994                          $  34,568      $ 25,075      $ 10,178      $ (5,037)     $ 23,680      $  88,464
   1995                             36,000        20,674        19,482            57        19,093         95,306
   1996                             33,838         9,369         7,414           991         6,461         58,073
   Expected future                  17,939        19,106            --         2,819            --         39,864
                                ---------------------------------------------------------------------------------
      Total                      $ 122,345      $ 74,224      $ 37,074      $ (1,170)     $ 49,234      $ 281,707
                                =================================================================================


The 1996 provision for reduction of work force included severance, related medical and other benefits, and an employment agreement with the former Chief Executive Officer. The 1996 provision included termination benefits for approximately 500 employees, of which approximately three-fourths were based in the United States. Approximately two-thirds of the planned terminations were in sales, marketing, and administrative functions; approximately 20 percent in engineering and development functions; and the balance was in manufacturing, service, and support functions. The Company's plan anticipates these terminations to be substantially completed during early 1997.

The 1996 provision for facilities included primarily lease payments, fixed costs, and write-offs of related property, plant, and equipment associated with plans to permanently exit sales, support, and administrative operations in approximately fifteen leased facilities throughout the United States, Europe, and Asia-Pacific geographic areas. The Company plans to vacate substantially all of these facilities by the first half of 1997. As of September 30, 1996, facilities restructure reserves included approximately $19 million representing lease payments and expenses for idle facilities, and approximately $6 million representing related improvements. The above leases have remaining terms generally not exceeding four years.

The 1996 provision for discontinued activities included costs related to exiting the maintenance and support obligations of a third-party product, asset write-offs associated with discontinuing imaging solutions products, and asset write-offs and other costs associated with discontinuing product initiatives and programs. The Company initiated negotiations to outsource the above maintenance and support obligations in 1996 and expects to begin outsourcing this activity early in 1997. Future cash utilization represents the present value of a long-term land lease in Germany.



12                                                 Tandem Computers Incorporated

IMPACT OF CURRENCY AND INFLATION -- The Company's international operations generally consist of sales and support organizations that generate revenues and incur service costs and marketing, general, and administrative expenses in local currencies. Product costs, research and development, and corporate marketing and administrative expenses are mostly incurred in U.S. dollars. Thus, a weakening of local currencies has a negative effect on translated international revenues and a positive effect on translated local costs and expenses. A strengthening of local currencies against the U.S. dollar has a positive influence on international revenues translated into dollars and a negative effect on translated local costs and expenses. The impact of exchange rate changes on profitability and cash flows is somewhat mitigated by the Company's hedging program, the objective of which is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results.

During 1996, in comparison to 1995, the currencies in most foreign countries where Tandem has significant operations generally weakened against the U.S. dollar, negatively affecting consolidated revenues and operating results of the Company, as stated in U.S. dollars. This impact was mitigated by Tandem's hedging program. In comparing fiscal years 1996 and 1995, the net effect of foreign currency exchange rate movements on changes in operating income was not material.

During 1995, in comparison to 1994, the currencies in most foreign countries where Tandem has significant operations strengthened against the U.S. dollar, positively affecting consolidated revenues and operating results of the Company, as stated in U.S. dollars. This impact was somewhat mitigated by pricing and other management actions in the local markets and by the Company's hedging program. Understanding that the net impact of currency is difficult to quantify, particularly when measuring the effects of local currency pricing actions, management estimates that, compared to 1994, foreign exchange rate movements had a positive impact on the change in operating income of approximately $15 million to $20 million.

The effect of inflation on the Company's financial position has not been significant.

RESULTS FROM CONTINUING OPERATIONS -- For the year ended September 30,
1996, the Company reported a loss from continuing operations of $5 million, or $0.04 per share, including the $52 million restructuring charge. Income from continuing operations for 1995 and 1994 was $96 million and $154 million, or $0.82 and $1.35 per share, respectively. Income from continuing operations for 1994 included a $23 million pretax non-operating gain from the sales of ACI and ACI, Ltd.

The Company recorded a provision for income taxes of $29 million in 1996, consisting primarily of taxes currently payable in foreign jurisdictions. The effective tax rates for 1995 and 1994 were 24 percent and 6 percent, respectively, also arising principally from taxes currently payable in foreign jurisdictions. Tandem expects to continue to report income in certain foreign jurisdictions, which will result in tax provisions despite loss carryforwards that are available primarily to offset U.S. and certain foreign income. At September 30, 1996, net deferred tax assets of $18 million represent the tax effects of temporary differences existing in certain foreign jurisdictions that the Company believes are more likely than not to be realized, based upon the strong earnings history in these jurisdictions.



1996 Annual Report                                                            13

Results from Discontinued Operations

During June 1996, the Company adopted a plan to sell the Company's networking business, UB Networks, Inc. (UB Networks). UB Networks, a wholly owned subsidiary of the Company, is a supplier of networking hardware and software products for shared and switched environments. The Company has engaged Lehman Brothers to assist in executing the sale. Although UB Networks is expected to continue to incur operating losses until disposition, management does not expect to incur a net loss on the overall disposition of UB Networks' net assets. Management's estimates are based on discussions with and analyses provided by the Company's financial advisors, as well as preliminary discussions with potential buyers. The actual amount the Company will ultimately realize upon disposition of the net assets of UB Networks is subject to risks and uncertainties and could differ materially from these estimates.

The table below summarizes revenues and results of operations associated with the discontinued operation for the indicated periods.

(In thousands)                                                  1996          1995         1994
                                                            -----------------------------------
Total revenues                                              $368,270      $364,526     $369,285
Operating income (loss)                                     $(48,106)     $  3,158     $ 19,476
Income (loss) before income taxes                           $(17,332)     $ 12,269     $ 17,529
Income taxes                                                $     --      $  1,134     $    947
Income (loss) from discontinued operations                  $(17,332)     $ 11,135     $ 16,582
Earnings (loss) per share from discontinued operations,
   net of income taxes                                      $   (.15)     $    .09     $    .15
                                                            ===================================

Income (loss) from discontinued operations in 1996 included a loss of $23.2 million for the period from the date of adoption of the plan, June 30, 1996, through September 30, 1996. Income (loss) from discontinued operations in 1996 and 1995 included non-operating gains of $30.6 million and $9.3 million, respectively, from the sale of investments.

In comparison to 1995, networking product revenues in 1996 decreased $3 million, while consulting and service revenues increased $7 million. Customer demand for UB Networks' next generation of intelligent switching hubs was significantly less than anticipated in 1996, partially due to product availability. The market for ATM (Asynchronous Transfer Mode) did not accelerate as quickly as expected, resulting in lower than planned sales of a new ATM switching product. As a result, sales of newer products were not sufficient to offset the decline in sales of the more mature products.

Networking margins declined to 30 percent for the year ended September 30, 1996, compared to 40 percent in 1995. Networking margins were negatively affected by lower sales of proprietary ethernet switching enclosures and related peripheral products, an increased proportion of revenues from third-party product sales, related service fees, and increased provisioning for excess inventory.

Research and development expenses of $39 million in 1996 decreased 4 percent from 1995. MG&A expenses of $120 million in 1996 increased 16 percent over 1995. The increase in MG&A expenses was due to international


14                                                 Tandem Computers Incorporated
geographic expansion, an increase in the average number of sales representatives and associated travel costs, costs associated with retaining key employees, and increased marketing and advertising.

Networking revenues decreased $5 million, or 1 percent, during 1995, in comparison to 1994. Excluding NetWorth, Inc., which was a consolidated subsidiary prior to April 1, 1994, networking revenues increased $9 million, or 2 percent. Networking product revenues decreased $7 million, offset by increased consulting and service revenues of $16 million.


Financial Condition

Cash and cash equivalents decreased $33 million during 1996. The Company generated $117 million positive cash flow from operations during 1996, compared with $161 million in 1995. Net cash used in investing activities was $191 million during 1996, compared with $208 million in 1995. Investing activities in 1996 consisted mainly of investment in property, equipment, and software development. Financing activities, consisting of borrowing activity and sales of stock, provided $55 million in 1996, compared with $42 million in 1995.

Accounts receivable days were 80 days for 1996, excluding receivables of discontinued operations, compared to 78 days for 1995. Inventory days decreased to 39 days at 1996 year-end versus 42 days at the end of 1995, excluding inventories of discontinued operations.

The Company has a receivables purchase agreement with a group of financial institutions whereby the Company can sell a percentage ownership interest in an eligible pool of accounts receivable. Under the terms of the agreement, the Company retains collection and servicing responsibilities for the receivables and retains substantially the same risk of credit loss as if the interest in receivables had not been sold. The agreement allows for maximum borrowings of up to $100 million and expires in October 1997. The maximum amount outstanding at any point during the years ended September 30, 1996 and 1995, was $65 million and $50 million, respectively. There were no amounts outstanding at the end of either year.

At September 30, 1996, total debt and short-term borrowings were $175 million compared with $142 million at September 30, 1995, of which $127 million and $120 million, respectively, represented limited recourse borrowings against lease receivables. Repayments on the lease borrowings are sourced from the underlying lease receivables that are collected directly by the lending institution and are scheduled as follows (in millions): $65 (1997), $41 (1998), $17 (1999), and $4
(2000). Repayments on the remaining debt and short-term borrowings will be funded through operations and are as follows (in millions): $35 (1997), $1
(1998), $10 (1999), $1 (2000), and $1 (thereafter). Total debt as a percentage of total capital was 14 percent at September 30, 1996, compared to 11 percent at September 30, 1995.

Cash used for restructuring actions aggregated $58 million, $95 million, and $88 million for 1996, 1995, and 1994, respectively. Cash requirements for restructure actions for 1997 are expected to be approximately $28 million and will be funded by cash generated from operations.


1996 Annual Report                                                            15

In October 1996, UB Networks received cash of approximately $30 million from the sale of an investment.

The Company's sources of working capital include cash generated from operations; amounts available under the accounts receivable purchase agreement; certain uncommitted, unsecured credit lines; and other financing arrangements available to the Company. Management believes that the financing sources available at September 30, 1996, can adequately meet Tandem's financing needs, both in the short and the long term. To provide additional flexibility, the Company is exploring opportunities for term debt financing.


Outlook and Risks

Tandem's core competencies have historically centered around providing reliable, scalable hardware and software solutions for business-critical applications, such as online transaction processing (OLTP), decision support, and messaging. With the advent of the Internet and growing corporate intranets, the Company believes that computer applications will emerge that will result in media-rich, high-volume transactions, causing OLTP to be expanded to include Internet transaction processing (ITP), increasing the demand for reliability and scalability in computing infrastructures. The Company believes that it is well positioned to provide the computing solutions to meet this demand.

In response to this opportunity, Tandem plans to extend its fundamentals, integral to the high-end Himalaya platform, to the Windows NT Server market. In October 1996 the Company introduced its S-series servers--ServerNet interconnect technology-enabled NonStop Himalaya servers and introductory Windows NT Server-based systems--joining the UNIX system-based Integrity servers which were introduced in fiscal 1996. Tandem plans to continue to invest in Himalaya and Integrity servers and to leverage that investment into the Windows NT Server market. The Company is also working to extend its business-critical software applications to the Windows NT Server market.

In the context of the Company's new product strategy, the Company's future operating results are dependent upon the Company's ability to execute its new strategy, to introduce new products on a timely basis, and to manage product transitions effectively. Future operating results are also dependent upon continued demand for Himalaya and Integrity servers and the market's acceptance of the Company's new product offerings.

Another aspect of the Company's vision addresses strategic partnerships. The Company has entered into strategic partnerships with other technology companies for joint development, OEM distribution, and product licensing associated with the Company's ServerNet clustering technology and ServerWare "middleware" software. Future operating results are dependent upon the Company's ability to manage these new partnership relationships, and associated competitive risks, effectively.

To prepare for the changes in business strategy briefly outlined above, the Company changed its organizational structure during 1996 into product line business units and refocused its North American sales organization first by geography and then by line of business. These organizational changes, together with the 1996 restructuring actions,




16                                                 Tandem Computers Incorporated
have resulted in substantial changes in the Company's management team, including, but not limited to, appointment of a new Chief Executive Officer
(CEO) and a new President and Chief Operating Officer (COO). Going forward, changes of management and organizational structure may continue to occur. The impact of such changes on the Company's future operating results cannot be predicted.

As previously discussed, the Company has adopted a plan to sell UB Networks. There can be no assurances that the sale of UB Networks will be completed within management's plans.

Historically, Tandem recognizes a large percentage of its revenues in the latter part of each quarter. Further, the Company's performance in the latter half of a fiscal year is typically stronger than in the beginning of a fiscal year. These trends make it difficult to forecast revenues and could subject the Company to fluctuations in revenues and earnings.

Although the Company's operating and pricing strategies and currency hedging practices take into account changes in foreign currency exchange rates over time, the Company's operating results can be affected by foreign currency exchange rates.

Forward-looking statements in this document are based on management's current expectations and involve numerous risks and uncertainties, some of which have been outlined above, that could cause actual results to differ materially.



1996 Annual Report                                                            17

SELECTED FINANCIAL DATA


(In thousands except per share amounts)                                         For the years ended September 30,
                                             1996             1995           1994           1993             1992
                                       ---------------------------------------------------------------------------
Revenues                               $1,899,943       $1,920,436     $1,738,750     $1,682,646       $1,689,333
Cost of revenues                       $  941,610       $  923,515     $  745,637     $  695,948       $  656,994
Research and development               $  287,693       $  282,446     $  232,321     $  267,452       $  238,995
Marketing, general, and
   administrative                      $  596,033       $  592,329     $  623,674     $  711,391       $  720,828
Restructuring charges                  $   52,000               --             --     $  258,204       $  102,600
                                       ------------------------------------------------------------------------

Operating income (loss)                $   22,607       $  122,146     $  137,118     $ (250,349)      $  (30,084)
Income (loss) from continuing
   operations                          $   (5,425)      $   96,411     $  153,618     $ (307,723)      $  (32,683)
Income (loss) from discontinued
   operations, net of income taxes     $  (17,332)      $   11,135     $   16,582     $ (222,375)      $   (8,501)
Net income (loss)                      $  (22,757)      $  107,546     $  170,200     $ (517,727)      $  (41,184)
                                       ------------------------------------------------------------------------

Earnings (loss) per share --
   continuing operations               $     (.04)      $      .82     $     1.35     $    (2.74)      $     (.30)
Earnings (loss) per share --
   discontinued operations             $     (.15)      $      .09     $      .15     $    (1.98)      $     (.08)
Earnings (loss) per share              $     (.19)      $      .91     $     1.50     $    (4.61)      $     (.38)
                                       ------------------------------------------------------------------------

Total assets                           $1,744,973       $1,856,694     $1,761,885     $1,685,209       $2,045,424
Long-term obligations                  $   75,225       $   75,923     $   86,481     $   86,162       $   93,626
Stockholders' investment               $1,086,422       $1,110,335     $  938,841     $  736,825       $1,236,895
                                       ---------------------------------------------------------------------------


Certain prior year amounts have been restated to reflect UB Networks, Inc., as a discontinued operation. Income (loss) from discontinued operations for 1996 and 1995 includes gains on sale of investments of $30.6 million and $9.3 million, respectively. Income (loss) from discontinued operations for 1993 and 1992 includes restructuring charges of $192.8 million and $3.4 million, respectively. Effective October 1, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Net income (loss) for 1993 includes a positive cumulative effect of a change in accounting for income taxes of $12.4 million ($0.11 per share). See the Notes to Consolidated Financial Statements.



18                                                 Tandem Computers Incorporated

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                      For the years ended September 30,
(In thousands except per share amounts)                          1996             1995             1994
                                                          ---------------------------------------------
Revenues
   Product revenues                                       $ 1,501,614      $ 1,553,852      $ 1,408,047
   Service and other revenues                                 398,329          366,584          330,703
                                                          ---------------------------------------------
Total revenues                                              1,899,943        1,920,436        1,738,750
                                                          ---------------------------------------------
Costs and expenses
   Cost of product revenues                                   651,680          658,548          531,710
   Cost of service and other revenues                         289,930          264,967          213,927
   Research and development                                   287,693          282,446          232,321
   Marketing, general, and administrative                     596,033          592,329          623,674
   Restructuring charge                                        52,000               --               --
                                                          ---------------------------------------------
Total costs and expenses                                    1,877,336        1,798,290        1,601,632
                                                          ---------------------------------------------
Operating income                                               22,607          122,146          137,118
   Gain on sale of subsidiaries                                    --               --           23,000
   Interest income                                             16,024           17,948           13,900
   Interest expense                                           (15,056)         (12,664)         (10,347)
                                                          ---------------------------------------------
Income from continuing operations before income taxes          23,575          127,430          163,671
Provision for income taxes                                     29,000           31,019           10,053
                                                          ---------------------------------------------
Income (loss) from continuing operations                       (5,425)          96,411          153,618
Income (loss) from discontinued operations,
   net of income taxes                                        (17,332)          11,135           16,582
                                                          ---------------------------------------------
Net income (loss)                                         $   (22,757)     $   107,546      $   170,200
                                                          =============================================
Earnings (loss) per share -- continuing operations        $      (.04)     $       .82      $      1.35
Earnings (loss) per share -- discontinued operations             (.15)             .09              .15
                                                          ---------------------------------------------
Earnings (loss) per share                                 $      (.19)     $       .91      $      1.50
                                                          =============================================
Weighted average shares outstanding                           117,536          118,217          113,449
                                                          =============================================


See accompanying notes.


20                                                 Tandem Computers Incorporated

CONSOLIDATED BALANCE SHEETS

                                                                                                      At September 30,
(In thousands except per share amount)                                                         1996               1995
                                                                                        ------------------------------
                                                               Assets
Current assets
   Cash and equivalents                                                                 $    87,813        $   121,230
   Accounts receivable, net of allowances of $19,862 in 1996
      and $17,721 in 1995                                                                   475,464            539,993
   Current portion of lease receivables                                                      74,624             73,555
   Inventories                                                                              115,320            169,948
   Prepaid expenses and other                                                                43,749             65,759
   Net current assets of discontinued operations                                             62,593               --
                                                                                        ------------------------------
Total current assets                                                                        859,563            970,485
                                                                                        ------------------------------
Property, plant, and equipment, at cost                                                   1,246,950          1,297,481
Accumulated depreciation and amortization                                                  (696,140)          (700,813)
Net property, plant, and equipment of discontinued operations                                30,402               --
                                                                                        ------------------------------
Net property, plant, and equipment                                                          581,212            596,668
                                                                                        ------------------------------
Lease receivables                                                                            86,618             86,173
                                                                                        ------------------------------
Other assets                                                                                217,580            203,368
                                                                                        ------------------------------
Total assets                                                                            $ 1,744,973        $ 1,856,694
                                                                                        ==============================

                                              Liabilities and stockholders' investment
Current liabilities
   Accounts payable                                                                     $   135,821        $   195,793
   Accrued liabilities                                                                      353,765            409,520
   Current maturities of long-term obligations                                               93,740             65,123
                                                                                        ------------------------------
Total current liabilities                                                                   583,326            670,436
                                                                                        ------------------------------
Long-term obligations                                                                        75,225             75,923
                                                                                        ------------------------------
Commitments and contingencies                                                                  --                 --
                                                                                        ------------------------------
Stockholders' investment
   Common stock $.025 par value, authorized 400,000 shares,
      outstanding 121,318 shares in 1996 and 119,808 shares in 1995                           3,033              2,995
   Additional paid-in capital                                                               710,264            691,097
   Retained earnings                                                                        420,363            450,086
   Accumulated translation adjustments                                                        3,629             17,064
   Treasury stock, at cost                                                                  (50,867)           (50,907)
                                                                                        ------------------------------
Total stockholders' investment                                                            1,086,422          1,110,335
                                                                                        ------------------------------
Total liabilities and stockholders' investment                                          $ 1,744,973        $ 1,856,694
                                                                                        ==============================

See accompanying notes.

1996 Annual Report                                                           21

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended September 30                                       Additional                           Accumulated
                                            Common Stock                 Paid-In         Retained           Translation
(In thousands)                        Shares            Amount           Capital         Earnings           Adjustments
                                    -------------------------------------------------------------------------------------
Balances,
   September 30, 1993                113,666            $2,842          $620,297           $162,260             $3,207
Sale of Common Stock
   under stock plans                   2,571                63            25,935               --                 --
Reissuance of treasury
   stock under stock plans              --                --                  24               --                 --
Acquisition of treasury
   stock                                --                --                --                 --                 --
Translation adjustments                 --                --                --                 --                5,985
Net income                              --                --                --              170,200               --
                                    -------------------------------------------------------------------------------------
Balances,
   September 30, 1994                116,237             2,905           646,256            332,460              9,192
Effect of adoption of
   SFAS No. 115                         --                --                --                4,117               --
                                    -------------------------------------------------------------------------------------
Balances,
   October 1, 1994                   116,237             2,905           646,256            336,577              9,192
Sale of Common Stock
   under stock plans                   3,571                90            44,277               --                 --
Reissuance of treasury
   stock under stock plans              --                --                  (4)              --                 --
Termination of ESOP                     --                --              (1,046)              --                 --
Gain from change
   of interest in
   NetWorth, Inc.                       --                --               1,614               --                 --
Translation adjustments                 --                --                --                 --                7,872
Net unrealized gains on
   available-for-sale
   securities                           --                --                --                5,963               --
Net income                              --                --                --              107,546               --
                                    -------------------------------------------------------------------------------------
Balances,
   September 30, 1995                119,808             2,995           691,097            450,086             17,064
Sale of Common Stock
   under stock plans                   1,510                38            13,480               --                 --
Reissuance of treasury
   stock under stock plans              --                --                 (13)              --                 --
Issuance of warrants                    --                --               5,700               --                 --
Translation adjustments                 --                --                --                 --              (13,435)
Net changes in unrealized
   gains on available-for-
   sale securities                      --                --                --               (6,966)              --
Net loss                                --                --                --              (22,757)              --
                                    -------------------------------------------------------------------------------------
Balances,
   September 30, 1996                121,318            $3,033          $710,264           $420,363             $3,629
                                    =====================================================================================



For the years ended September 30                           Deferred            Total
                                        Treasury             ESOP          Stockholders'
(In thousands)                           Stock          Compensation       Investment
                                    ----------------------------------------------------
Balances,
   September 30, 1993                  $ (8,871)          $(42,910)         $ 736,825
Sale of Common Stock
   under stock plans                       --                 --               25,998
Reissuance of treasury
   stock under stock plans                  426               --                  450
Acquisition of treasury
   stock                                   (617)              --                 (617)
Translation adjustments                    --                 --                5,985
Net income                                 --                 --              170,200
                                    ----------------------------------------------------
Balances,
   September 30, 1994                    (9,062)           (42,910)           938,841
Effect of adoption of
   SFAS No. 115                            --                 --                4,117
                                    ----------------------------------------------------
Balances,
   October 1, 1994                       (9,062)           (42,910)           942,958
Sale of Common Stock
   under stock plans                       --                 --               44,367
Reissuance of treasury
   stock under stock plans                   19               --                   15
Termination of ESOP                     (41,864)            42,910               --
Gain from change
   of interest in
   NetWorth, Inc.                          --                 --                1,614
Translation adjustments                    --                 --                7,872
Net unrealized gains on
   available-for-sale
   securities                              --                 --                5,963
Net income                                 --                 --              107,546
                                    ----------------------------------------------------
Balances,
   September 30, 1995                   (50,907)              --            1,110,335
Sale of Common Stock
   under stock plans                       --                 --               13,518
Reissuance of treasury
   stock under stock plans                   40               --                   27
Issuance of warrants                       --                 --                5,700
Translation adjustments                    --                 --              (13,435)
Net changes in unrealized
   gains on available-for-
   sale securities                         --                 --               (6,966)
Net loss                                   --                 --              (22,757)
                                    ----------------------------------------------------
Balances,
   September 30, 1996               $   (50,867)       $      --          $ 1,086,422
                                    ====================================================

See accompanying notes.

22                                                Tandem Computers Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      For the years ended September 30,
(In thousands)                                                                   1996             1995             1994
                                                                            --------------------------------------------
Cash flows from operating activities
   Net income (loss)                                                        $ (22,757)       $ 107,546        $ 170,200
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
         Depreciation and amortization                                        197,667          170,834          163,277
         Gain on sale of subsidiaries and investments                         (30,628)          (9,297)         (23,000)
         Restructuring charge                                                  52,000             --               --
         Write-off of capitalized software                                     10,867             --               --
         Loss on dispositions of property, plant, and equipment                 5,884            5,885            3,530
         Changes in (net of dispositions):
            Accounts receivable                                               (12,223)         (20,125)         (68,398)
            Inventories                                                        10,263           (8,501)          (2,399)
            Lease receivables                                                  (1,821)         (23,046)           4,017
            Non-debt current liabilities and other                            (92,638)         (62,477)        (131,397)
                                                                            --------------------------------------------
               Net cash provided by operating activities                      116,614          160,819          115,830
                                                                            --------------------------------------------
Cash flows from investing activities
   Investment in property, plant, and equipment                              (151,258)        (188,030)        (152,807)
   Proceeds from dispositions of property, plant, and equipment                 9,571           14,495           41,036
   Sale of businesses and investments, net of cash disposed                    34,802           12,262           70,519
   Increase in other assets                                                   (83,650)         (47,086)         (74,373)
                                                                            --------------------------------------------
               Net cash used in investing activities                         (190,535)        (208,359)        (115,625)
                                                                            --------------------------------------------
Cash flows from financing activities
   Borrowings                                                                 119,513           65,772           73,480
   Repayments                                                                 (83,865)         (68,208)         (84,864)
   Issuance of warrants                                                         5,700             --               --
   Issuance of Common Stock under stock plans                                  13,545           44,382           25,998
                                                                            --------------------------------------------
               Net cash provided by financing activities                       54,893           41,946           14,614
                                                                            --------------------------------------------
Effect of exchange rate fluctuations on cash and equivalents                   (5,932)           2,782            3,044
                                                                            --------------------------------------------
Net increase (decrease) in cash and equivalents                               (24,960)          (2,812)          17,863
Cash and equivalents at beginning of year                                     121,230          124,042          106,179
Cash of discontinued operations at end of year                                 (8,457)            --               --
                                                                            --------------------------------------------
Cash and equivalents at end of year                                         $  87,813        $ 121,230        $ 124,042
                                                                            ============================================
Supplementary cash flow information -- cash paid during the year for:
      Income taxes                                                          $  41,983        $  12,099        $  20,214
      Interest                                                              $  15,169        $  13,074        $  13,069
                                                                            ============================================

See accompanying notes.

1996 Annual Report                                                           23

                                     NOTES
                                       TO
                                  CONSOLIDATED
                                   FINANCIAL
                                   STATEMENTS

Summary of Significant Accounting Policies

CONSOLIDATED FINANCIAL STATEMENTS -- The consolidated financial statements include the accounts of Tandem Computers Incorporated and its majority-owned subsidiaries (the Company) after the elimination of intercompany accounts and transactions. Certain prior year amounts have been restated to reflect UB Networks, Inc. (UB Networks), a wholly owned subsidiary of the Company, as a discontinued operation.

REVENUE RECOGNITION -- The Company generally recognizes revenue from hardware and software product sales at the time of shipment. When significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled. Product support and other revenues are recognized ratably over the contractual period or as the services are provided.

TRANSLATION OF NON-U.S. CURRENCY AMOUNTS -- The Company's non-U.S. subsidiaries use as their functional currency the local currencies of the countries in which they operate. Their assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. In addition, all ongoing adjustments resulting from the process of translating each subsidiary's financial statements into U.S. dollars have been accumulated and recorded within a separate component of stockholders' investment. Foreign currency transaction gains and losses are not material and are included in the determination of net earnings.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES -- Deferred tax assets and liabilities are recognized for the expected tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities and their tax bases. The Company accounts for research and development tax credits as a reduction of the provision for income taxes in the year in which the credits are realizable. In general, the Company's practice is to provide U.S. federal taxes on undistributed foreign earnings.

EARNINGS (LOSS) PER SHARE -- Earnings per share is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants, which have a dilutive effect when applying the treasury stock method. Loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted earnings per share are substantially the same as reported earnings per share.

CASH AND EQUIVALENTS -- Cash equivalents are valued at cost, which approximates market value; have original maturity dates not exceeding 90 days; and generally consist of certificates of deposit, time deposits, treasury notes, money market deposits and preferred stocks, municipal notes, and commercial paper.

1996 Annual Report                                                           25

INVESTMENTS -- Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." Previously, the Company's equity securities were recorded at lower of cost or market. Under SFAS No. 115, the Company's equity securities are classified as available-for-sale. Available-for-sale securities are included in prepaid expenses and other and are stated at fair value, with the unrealized gains and losses, net of taxes, reported in stockholders' investment. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in results of operations. The cost of securities sold is based on the average cost method. In accordance with SFAS No. 115, prior period financial statements have not been restated to reflect the change in accounting principle.

When a subsidiary or investee sells additional shares of its common stock to third parties, thus reducing the Company's percentage ownership interest in the investee, the Company records any increase in its share value of the investee directly to paid-in capital.

INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out) or market. The components of inventories at September 30 were as follows:

(In thousands)                                             1996          1995
                                                       ----------------------
Purchased parts and subassemblies                      $ 62,511      $ 71,455
Work in process                                          19,986        29,097
Finished goods                                           32,823        69,396
                                                       ----------------------
Total                                                  $115,320      $169,948
                                                       ======================

PROPERTY, PLANT, AND EQUIPMENT -- Property, plant, and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives.

SOFTWARE DEVELOPMENT COSTS -- The Company capitalizes software development costs when the resulting products become "technologically feasible" and amortizes those costs when, and as, the products are shipped. The annual amortization of the capitalized amounts is the greater of the amount computed based on the estimated revenue distribution over the products' remaining life or a straight-line method, generally three years, from the date of product release. The amounts of unamortized software development costs included in other assets at September 30, 1996 and 1995, were $148.7 million and $128.9 million, respectively. The amortization expense for 1996, 1995, and 1994 was $57.7 million, $43.8 million, and $34.1 million, respectively.

ADVERTISING EXPENSES -- The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for 1996, 1995, and 1994 was $18.5 million, $23.0 million, and $23.9 million, respectively.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS -- In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles, to be held and used, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company is

26                                                Tandem Computers Incorporated
required to adopt SFAS No. 121 in 1997. The Company has evaluated the implications of SFAS No. 121 and does not expect it to have a material impact on the Company's financial condition or results of operations.

In October 1995, the FASB issued Statement of Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." The Company is required to adopt SFAS No. 123 in 1997. SFAS No. 123 allows companies to choose whether to account for stock-based compensation on a fair value method or to continue to account for stock-based compensation under the current intrinsic value method and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of this statement had been adopted. The Company plans to adopt only the disclosure requirements of SFAS No. 123, therefore the Company does not expect the adoption of SFAS No. 123 to have a material impact on the Company's financial condition or results of operations.

In June 1996, the FASB issued Statement of Accounting Standards No. 125 (SFAS No. 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for all such transactions occurring after December 31, 1996. The Company does not expect the implementation of SFAS No. 125 to have a material impact on the Company's financial condition or results of operations.

Discontinued Operations

During June 1996, the Company adopted a plan to sell the Company's networking business. UB Networks is a supplier of networking hardware and software products for shared and switched environments. The Company has engaged Lehman Brothers to assist in executing the sale. Although UB Networks is expected to continue to incur operating losses until disposition, management does not expect to incur a net loss on the overall disposition of UB Networks' net assets. Management's estimates are based on discussions with and analyses provided by the Company's financial advisors, as well as preliminary discussions with potential buyers. The actual amount the Company will ultimately realize upon disposition of the net assets of UB Networks is subject to risks and uncertainties and could differ materially from these estimates. The results for UB Networks have been segregated in the Consolidated Statements of Operations and accounted for as a discontinued operation, as the networking subsidiary represents a separate major line of business for the Company.

Revenues, results of operations, and income taxes associated with the discontinued operation were as follows:

(In thousands)                                                           1996           1995          1994
                                                                     -------------------------------------
Total revenues                                                       $368,270       $364,526      $369,285
Operating income (loss)                                              $(48,106)      $  3,158      $ 19,476
Income (loss) before income taxes                                    $(17,332)      $ 12,269      $ 17,529
Income taxes                                                         $    --        $  1,134      $    947
Income (loss) from discontinued operations                           $(17,332)      $ 11,135      $ 16,582
Earnings (loss) per share from discontinued operations,
   net of income taxes                                               $   (.15)      $    .09      $    .15
                                                                     =====================================

Income (loss) from discontinued operations in 1996 includes a loss of $23.2 million for the period from the date of adoption of the plan, June 30, 1996, through September 30, 1996. Income (loss) from discontinued operations for 1996 and 1995 includes gains on sale of investments of $30.6 million and $9.3 million, respectively.

1996 Annual Report                                                           27

The components of net current assets of discontinued operations and net property, plant, and equipment of discontinued operations included in the Consolidated Balance Sheet at September 30, 1996, are outlined below. Similar information as of September 30, 1995, has been provided for comparative purposes only.

(In thousands)                                              1996           1995
                                                        ------------------------
Cash and equivalents                                    $  8,457       $ 13,545
Accounts receivable, net                                  66,734         71,005
Inventories                                               42,805         42,403
Prepaid expenses and other                                14,839         23,283
Other assets                                               2,473          2,624
Accounts payable                                         (33,203)       (35,666)
Accrued liabilities                                      (39,164)       (34,432)
Long-term obligations                                       (348)          (343)
                                                        ------------------------
Net current assets                                      $ 62,593       $ 82,419
                                                        ========================
Property, plant and equipment, at cost                  $ 94,719       $ 90,672
Accumulated depreciation and amortization                (64,317)       (67,420)
                                                        ------------------------
Net property, plant and equipment                       $ 30,402       $ 23,252
                                                        ========================

SUBSEQUENT EVENT -- On October 14, 1996, UB Networks received approximately $30 million from the sale of an investment.

Other Dispositions

In 1994 the Company sold 100 percent of its interest in Applied Communications, Inc. (ACI), and Applied Communications, Inc. Limited (ACI Ltd.), providers of financial services software, for approximately $53.6 million net cash. The sales of these subsidiaries resulted in a gain for financial accounting purposes of $23 million. The consolidated results of operations include the results of ACI and ACI Ltd. from their respective acquisition dates through December 31, 1993, their disposition date.

In 1994 the Company sold its interest in the storage subsystems business of Array Technology Corporation, together with certain assets, for approximately $10 million cash. As part of its 1993 restructuring plan and related provision, the Company had decided to sell or otherwise dispose of this business unit. Accordingly, the transaction was recorded as part of restructuring activity and no gain or loss was realized for financial accounting purposes.


Financial Instruments

OFF BALANCE SHEET RISK -- The Company enters into foreign currency forward exchange and option contracts to reduce the impact of currency fluctuations on intercompany and other foreign currency denominated balance sheet positions, and on certain anticipated revenue transactions related to sales by its foreign subsidiaries that are expected to occur within 12 months. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results. The gains and losses on forward exchange contracts

28                                                Tandem Computers Incorporated
and option contracts are included in earnings when the underlying foreign currency denominated transaction is recognized. Costs associated with entering forward and option contracts are amortized over the life of the instruments. The cash flows related to gains and losses on these contracts are classified as operating activities in the Consolidated Statements of Cash Flows.

The foreign currency forward exchange contracts described above generally require the Company to sell foreign currencies for U.S. dollars at rates agreed to at the inception of the contracts. Foreign currency option contracts generally provide the Company with the right, but not the obligation, to sell a specified amount of foreign currency at a fixed price on a specified future date. The forward contracts generally have maturities that do not exceed 3 months. The option contracts generally have maturities that range from 6 to 12 months. These contracts do not subject the Company to significant market risk from exchange rate movements because the contracts offset gains and losses on the balances and transactions being hedged. At September 30, 1996, the Company had $156 million of foreign exchange forward contracts outstanding, including $26 million held on behalf of UB Networks, and $63 million of option contracts outstanding, in 16 different currencies. At September 30, 1995, the Company had $158 million of foreign exchange forward contracts outstanding, including $23 million held on behalf of UB Networks, and $70 million of option contracts outstanding, in 15 different currencies. Contracts to exchange European currencies and the Japanese yen represented approximately 94 percent of the total in 1996 and 88 percent of the total in 1995. Unrealized gains and losses related to these instruments at September 30, 1996 and 1995, were not material. The Company does not anticipate any material adverse effect on its financial position resulting from the use of these instruments.

FAIR VALUES OF FINANCIAL INSTRUMENTS -- For certain of the Company's financial instruments, including cash and equivalents, accounts receivable and payable, notes receivable and payable, short-term borrowings, secured bank loans, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. The following tables provide information regarding the estimated fair values of other financial instruments at September 30:

                                                              1996                                    1995
                                ----------------------------------      ----------------------------------
                                                 (Asset)/Liability                       (Asset)/Liability
                                            ----------------------                 -----------------------
                                Contract     Carrying    Estimated      Contract     Carrying    Estimated
(In thousands)                    Amount       Amount   Fair Value        Amount       Amount   Fair Value
                                --------------------------------------------------------------------------
Long-term obligations:
   Japanese yen
      notes payable                  --        $27,655      $27,815          --       $12,838      $13,185
   Mortgages                         --        $ 5,375      $ 5,588          --       $ 7,626      $ 8,239
Foreign exchange:
   Forward contracts,
      accrued (gains)/losses      $156,000     $(1,407)     $(1,766)     $158,000     $  (917)     $(1,365)
   Option contracts,
      unamortized premium         $ 63,000     $(1,080)     $  (213)     $ 70,000     $(1,019)     $(1,178)
                                ===========================================================================

1996 Annual Report                                                           29

The fair values for long-term obligations have been estimated using a discounted cash flow analysis based upon interest rates that approximate current interest rates for similar borrowings. The fair value of the foreign exchange forward contracts is based upon quoted market prices for the same or similar instruments. The fair value of option contracts is estimated using option pricing models. These values represent general approximations of potential value and are not necessarily the values that will be ultimately realized.

INVESTMENTS -- At September 30, 1996 and 1995, the Company held available-for-sale securities with estimated fair values of $3 million and $16 million, respectively, consisting of gross unrealized gains of $2 million and $10 million, respectively, and cost basis of $1 million and $6 million, respectively. Available-for-sale securities are reported in prepaid expenses and other.

During 1996, the proceeds and realized gains from the sales of available-for-sale securities were not material. During 1995, the Company received $14.0 million in proceeds, and realized gains of $7.6 million from sales of available-for-sale securities. Realized gains were reported in marketing, general, and administrative expenses in the Consolidated Statement of Operations. See the Discontinued Operations footnote for information on sales of securities of UB Networks.

The cumulative effect of adopting SFAS No. 115, as of October 1, 1994, increased the beginning balance of stockholders' investment by $4.1 million to reflect the net unrealized holding gains on securities classified as available-for-sale.

CONCENTRATIONS OF CREDIT RISK -- Credit risk with respect to trade receivables is generally diversified due to the number of entities that make up the Company's customer base and their dispersion across many different industries and geographies. Credit risk is also limited by the Company's credit evaluation process and reasonably short collection terms. Bad debt expenses have been insignificant, and generally, the Company does not require collateral or other security to support accounts receivable. The Company also has short-term cash and foreign exposure management policies that limit the amount of credit exposure to any one financial institution and restrict placement of the investments and contracts to financial institutions evaluated as highly creditworthy.

RESTRUCTURING -- During 1996, the Company initiated a restructuring program as a result of decisions by its new Chief Executive Officer and management team to transform the Company's organizational structure in order to align resources with a new strategic business model and to lower the Company's cost structure. The restructuring actions resulted in a charge of $52 million and included reducing headcount, vacating leased facilities, and disposing of assets to discontinue certain product programs and other activities.

In 1992 and 1993, the Company initiated separate restructuring programs designed to streamline operations and lower its worldwide cost structure. These restructuring actions included a reduction of headcount, consolidation of facilities, and disposal of assets no longer required.

30                                                Tandem Computers Incorporated

At September 30, 1996, $40 million remained in accrued liabilities and $16 million remained as a reduction on net property, plant, and equipment. At September 30, 1995, $61 million remained in accrued liabilities and $10 million remained as a reduction of net property, plant, and equipment.

The restructuring provisions, supported by appropriate levels of specificity for planned actions, were established and approved by the Company's executive management and its Board of Directors. Actual restructuring costs are recognized as reductions in related restructuring reserves in the period incurred. Information relating to restructuring activity is presented below.

                                    Reduction of                  Internal   Discontinued
(In thousands)                      Work Force      Facilities    Systems     Activities     Other        Total
                                    ------------------------------------------------------------------------------
Balances, September 30, 1993          $ 86,634       $ 89,302     $ 34,000     $15,325     $ 57,310     $ 282,571
   Utilized -- 1994                    (34,568)       (34,560)     (10,178)     (4,614)     (25,473)     (109,393)
                                    ------------------------------------------------------------------------------
Balances, September 30, 1994            52,066         54,742       23,822      10,711       31,837       173,178
   Adjustments -- 1995                   1,611            (45)       3,074          42       (4,682)           --
   Utilized -- 1995                    (36,000)       (26,036)     (19,482)       (933)     (20,122)     (102,573)
                                    ------------------------------------------------------------------------------
Balances, September 30, 1995            17,677         28,661        7,414       9,820        7,033        70,605
   Provision -- 1996                    34,100          8,600           --       9,300           --        52,000
   Utilized -- 1996                    (33,838)       (12,467)      (7,414)     (5,632)      (7,033)      (66,384)
                                    ------------------------------------------------------------------------------
Balances, September 30, 1996          $ 17,939       $ 24,794     $     --     $13,488     $     --     $  56,221
                                    ==============================================================================
Cash used:
   1994                               $ 34,568       $ 25,075     $ 10,178     $(5,037)    $ 23,680     $  88,464
   1995                                 36,000         20,674       19,482          57       19,093        95,306
   1996                                 33,838          9,369        7,414         991        6,461        58,073
   Expected future                      17,939         19,106           --       2,819           --        39,864
                                    ------------------------------------------------------------------------------
Total                                 $122,345       $ 74,224     $ 37,074     $(1,170)    $ 49,234     $ 281,707
                                    ==============================================================================


The 1996 provision for reduction of work force included severance, related medical and other benefits, and an employment agreement with the former Chief Executive Officer. The 1996 provision included termination benefits for approximately 500 employees, of which approximately three-fourths were based in the United States. Approximately two-thirds of the planned terminations were in sales, marketing, and administrative functions; approximately 20 percent in engineering and development functions; and the balance was in manufacturing, service, and support functions. The Company's plan anticipates these terminations to be substantially completed during early 1997.

The 1996 provision for facilities included primarily lease payments, fixed costs and write-offs of related property, plant, and equipment associated with plans to permanently exit sales, support, and administrative operations in approximately fifteen leased facilities throughout the United States, Europe, and Asia-Pacific geographic areas. The Company plans to vacate substantially all of these facilities by the first half of 1997. As of September 30, 1996, facilities restructure reserves included approximately $19 million representing lease payments and expenses for idle facilities, and approximately $6 million representing related improvements. The above leases have remaining terms generally not exceeding four years.

1996 Annual Report                                                           31

The 1996 provision for discontinued activities included costs related to exiting the maintenance and support obligations of a third-party product, asset write-offs associated with discontinuing imaging solutions products, and asset write-offs and other costs associated with discontinuing product initiatives and programs. The Company initiated negotiations to outsource the above maintenance and support obligations in 1996 and expects to begin outsourcing this activity early in 1997. Future cash utilization represents the present value of a long-term land lease in Germany.

Accounts Receivable

The Company has a receivables purchase agreement with a group of financial institutions whereby the Company can sell a percentage ownership interest in an eligible pool of accounts receivable. Under the terms of the agreement, the Company retains collection and servicing responsibilities for the receivables and retains substantially the same risk of credit loss as if the interest in receivables had not been sold. The agreement allows for maximum borrowings of up to $100 million and expires in October 1997.

The maximum amount outstanding at any point during the years ended September 30, 1996 and 1995, was $65 million and $50 million, respectively. There were no amounts outstanding at the end of either year.


Property, Plant, and Equipment

Property, plant, and equipment balances at September 30 were as follows:

(In thousands)                                1996            1995
                                        --------------------------
Land and buildings                      $  392,861      $  399,294
Machinery and equipment                    180,103         197,235
Computer equipment                         516,244         534,748
System spares                               96,630          94,348
Leasehold improvements                      60,613          64,802
Construction in progress                    16,442          16,645
Restructuring reserves                     (15,943)         (9,591)
                                        --------------------------
Total                                   $1,246,950      $1,297,481
                                        ==========================

The 1995 balances include the property, plant, and equipment of UB Networks.

Included in land and buildings at September 30, 1996 and 1995, was approximately $59.5 million and $55.9 million, respectively, of costs relating to land and land improvements on undeveloped parcels located near the Company's Cupertino, California, headquarters.

Depreciation expense from continuing operations was $125.4 million, $112.3 million, and $110.4 million in 1996, 1995, and 1994, respectively. Rent expense from continuing operations was $46.5 million, $48.2 million, and $53.8 million in 1996, 1995, and 1994, respectively.

32                                                Tandem Computers Incorporated

The Company leases certain equipment, automobiles, and some of its operating facilities and offices under operating lease agreements. Future minimum lease payments as of September 30, 1996, for continuing operations, net of amounts included in restructuring, are as follows (in millions): $36.4 (1997), $29.2
(1998), $19.5 (1999), $14.3 (2000), $11.0 (2001), and $73.9 (2002 and
thereafter). Future minimum lease payments as of September 30, 1996, for discontinued operations, net of amounts included in restructuring, are as follows (in millions): $8.5 (1997), $6.3 (1998), $5.5 (1999), $5.0 (2000), $0.7
(2001), and $5.6 (2002 and thereafter).


Leasing Program

The Company offers lease financing of selected products to its customers. Sales-type leases are originated by the Company and either sold on a nonrecourse basis or used as collateral for borrowings from certain third-party financial institutions. Under lease borrowings, the Company receives all proceeds at the inception of the lease. The third-party financial institution assumes the administrative responsibility for collection of the lease receivables and the credit risk. In the event of a default by a lessee, recourse by the financial institutions is generally limited to the collateralized computer equipment. The Company may also be required to participate in remarketing the computer equipment on a "best efforts" basis on behalf of the financial institutions.

The following table relates the borrowing and repayment activity in the lease-related installment notes to the investment in sales leases:

(In thousands)                                          1996           1995          1994
                                                    -------------------------------------
Total borrowings, beginning balance                 $120,238       $121,674      $114,274
Current year borrowings                               80,564         64,447        72,878
Current year repayments                              (73,319)       (65,883)      (65,478)
                                                    -------------------------------------
Total borrowings, ending balance                     127,483        120,238       121,674
Leases not funded at year-end                         33,759         39,490        16,558
Insured residual values                                   --             --            49
                                                    -------------------------------------
Investment in sales leases                           161,242        159,728       138,281
Less current lease receivables                       (74,624)       (73,555)      (61,516)
                                                    -------------------------------------
Lease receivables                                   $ 86,618       $ 86,173      $ 76,765
                                                    =====================================

The borrowings and repayments shown above are included in the Company's total borrowings and repayments as shown in the Consolidated Statements of Cash Flows.

Sales of lease receivables in 1996, 1995, and 1994 were $12.1 million, $11.3 million, and $9.0 million, respectively.

1996 Annual Report                                                           33

Long-Term Obligations

Long-term obligations at September 30 consisted of the following:

(In thousands)                                                                         1996           1995
                                                                                   -----------------------
Installment notes due through 2001, collateralized by lease receivables (1)        $127,483       $120,238
Japanese yen notes payable, due 1997 to 1999 (2)                                     27,655         12,838
Secured bank loan (6.8%) (3)                                                          8,376            --
Mortgages (9.3% - 14.5%) (4)                                                          5,375          7,626
Other                                                                                    76            344
                                                                                   -----------------------
Total obligations                                                                   168,965        141,046
Less current portion                                                                (93,740)       (65,123)
                                                                                   -----------------------
Long-term obligations                                                              $ 75,225       $ 75,923
                                                                                   =======================

(1) Weighted average interest rates were 8.5% and 8.7% at September 30, 1996 and 1995, respectively.
(2) Weighted average interest rates were 2.2% and 4.6% at September 30, 1996 and 1995, respectively.
(3) Secured by an underlying note receivable of the Company of $8.4 million, included in other assets, with an interest rate of 7.5%, and due in 1998.
(4) Payable monthly; maturing 1997 to 2001; weighted average interest rates were 10.5% and 11.1% at September 30, 1996 and 1995, respectively. The mortgages are secured by certain land and buildings, with a carrying value of approximately $39 million.

Repayments on the lease borrowings are sourced from the underlying lease receivables and are scheduled as follows (in millions): $65 (1997), $41 (1998), $17 (1999), and $4 (2000). Repayments on the remaining debt are as follows (in millions): $29 (1997), $1 (1998), $10 (1999), $1 (2000), and $1 (thereafter).
The Company has guaranteed payment of personal bank loans made to officers and other employees totaling $2.4 million and $3.8 million at September 30, 1996 and 1995, respectively, under a bank credit line of $5.0 million.


Accrued Liabilities

Accrued liabilities at September 30 were as follows:

(In thousands)                                                 1996          1995
                                                           ----------------------
Accrued salaries and related items                         $ 81,768      $ 76,264
Accrued commissions to third parties                          9,789        11,281
Deferred income                                             136,377       171,415
Restructuring reserves                                       40,278        61,014
Other                                                        85,553        89,546
                                                           ----------------------
Total                                                      $353,765      $409,520
                                                           ======================

Short-term borrowings, included above in Other, consisted of notes payable of $6.3 million and $1.4 million at September 30, 1996 and 1995, respectively. Notes payable generally consist of notes and borrowings under uncommitted credit lines at weighted average interest rates of 11.9 percent and 14.0 percent at September 30, 1996 and 1995, respectively.

34                                                Tandem Computers Incorporated

Income Taxes

Income (loss) from continuing operations before income taxes is as follows:

(In thousands)                               1996          1995           1994
                                         -------------------------------------
U.S.                                     $(70,251)     $ (6,580)      $101,938
Foreign                                    93,826       134,010         61,733
                                         -------------------------------------
Total                                    $ 23,575      $127,430       $163,671
                                         =====================================

The provision for income taxes relating to continuing operations included the following:

(In thousands)                                     1996           1995          1994
                                                ------------------------------------
Federal:
   Current                                      $    --       $     --       $   667
   Deferred                                          --             --            --
                                                ------------------------------------
                                                     --             --           667
                                                ------------------------------------
State:
   Current                                      $   715       $    555       $ 1,259
   Deferred                                          --             --            --
                                                ------------------------------------
                                                    715            555         1,259
                                                ------------------------------------
Foreign:
   Current                                      $35,625       $ 41,203       $ 8,127
   Deferred                                      (7,340)       (10,739)          --
                                                -------------------------------------
                                                 28,285         30,464         8,127
                                                -------------------------------------
Total provision for income taxes                $29,000       $ 31,019       $10,053
                                                =====================================

The Company recorded a 1996 provision for income taxes consisting primarily of taxes currently payable in foreign jurisdictions. The 1996 domestic operating loss provided no current tax benefit.

The provision for income taxes differed from the amount obtained by applying the federal statutory income tax rate to income (loss) before income taxes, as follows:

                                                               1996          1995           1994
                                                              -----------------------------------
Federal statutory tax rate                                     35.0%         35.0%          35.0%
Losses with no current tax benefit                             90.5           1.6            2.8
Foreign earnings at other than U.S. statutory rate             18.3           4.6             --
Valuation allowance utilization                               (30.1)        (17.3)         (34.1)
State taxes, net of federal income tax benefit                  3.0            .6             .8
Amortization of cost in excess of net assets acquired            --            --             .3
Other                                                           6.3           (.2)           1.3
                                                              -----------------------------------
Effective tax rate                                            123.0%         24.3%           6.1%
                                                              ===================================

1996 Annual Report                                                           35

Significant components of the Company's deferred tax assets (liabilities) as of September 30 are as follows:

(In thousands)                                                                          1996            1995
                                                                                    ------------------------
Deferred tax assets:
   Restructuring accruals                                                           $ 26,916       $  32,381
   Inventory reserves                                                                 19,192          10,108
   Deferred income                                                                    12,975          17,492
   Intercompany profit eliminations                                                   25,885          28,408
   Federal tax credit carryovers (expire beginning 1997)                              53,621          36,470
   Federal net operating loss carryover (expires in 2010)                             53,077          50,497
   Foreign net operating loss carryovers (expire beginning 1997)                      11,311          10,504
   Foreign taxes on unremitted foreign earnings, net of the related
      U.S. tax liability                                                              53,349          49,811
   Expenses not currently deductible                                                  37,272          28,051
   Other                                                                              21,536           6,593
                                                                                    ------------------------
Total deferred tax assets                                                            315,134         270,315
Valuation allowance for deferred tax assets                                         (200,043)       (163,384)
                                                                                    ------------------------
Net deferred tax assets                                                             $115,091       $ 106,931
                                                                                    ------------------------
Deferred tax liabilities:
   Capitalized software                                                             $(53,614)      $ (43,084)
   Operating leases for income tax reporting                                         (32,763)        (41,208)
   Accelerated depreciation                                                          (10,635)        (11,900)
                                                                                    ------------------------
Total deferred tax liabilities                                                      $(97,012)      $ (96,192)
                                                                                    ------------------------
Total net deferred tax assets                                                       $ 18,079       $  10,739
                                                                                    ========================

At September 30, 1996 and 1995, net deferred tax assets of $18.1 million and $10.7 million, respectively, represent the tax effects of temporary differences existing in certain foreign jurisdictions that the Company believes are more likely than not to be realized, based upon the strong earnings history in those jurisdictions. Accordingly, the valuation allowance at September 30, 1996 and 1995, reduced deferred tax assets to an amount deemed realizable. The valuation allowance includes $30.5 million and $30.0 million in 1996 and 1995, respectively, attributable to stock option deductions, the benefit of which will be credited to paid-in capital when realized.


Capital Stock

The Company's authorized capital stock consists of 2.4 million shares of preferred stock, of which .8 million shares are designated as Series A Participating Preferred Stock; 4.0 million shares of Junior Common Stock; and
396.0 million shares of Common Stock. No shares of preferred stock or Junior Common Stock have been issued. At September 30, 1996 and 1995, 28.7 million shares and 26.3 million shares of Common Stock, respectively, were reserved for future issuance under stock option plans, the employee stock purchase plan, and outstanding warrants.

36                                                Tandem Computers Incorporated

TREASURY STOCK -- Treasury shares are carried at cost and are being used to satisfy requirements under employee stock and benefit plans. At September 30, 1996 and 1995, the Company held 3.1 million shares with an aggregate cost of $50.9 million.

STOCK RIGHTS -- The Company has a stock rights plan (the Plan), which is intended to protect stockholders from unfair takeover practices. Under the Plan, each share of Common Stock carries one right to obtain additional stock or other property with equivalent value on terms provided in the Plan. The rights will not be exercisable or transferable apart from the Common Stock until another person or group of persons (subject to certain exceptions) acquires at least 20 percent of the Common Stock or commences, or announces its intention to commence, a tender offer for at least 30 percent of the Common Stock.

The rights are redeemable by the Board of Directors or upon vote of the stockholders for $.05 per right or property with an equivalent value, and expire on June 17, 1998.


Employee Benefits

STOCK OPTION PLANS -- The Company has stock option plans under which eligible individuals may be granted options to purchase shares of Common Stock, generally at fair market value at the time of the grant. In general, options become exercisable six months after the effective date, vest over four years, and expire no more than ten years after the effective date. At the discretion of the Board of Directors, options granted under the stock option plans may qualify as incentive stock options under the Internal Revenue Code of 1986.

At September 30, 1996 and 1995, options for 5.0 million shares and 9.5 million shares, respectively, were available for future grant.

EMPLOYEE STOCK PURCHASE PLAN -- Under the employee stock purchase plan, the Company may offer shares to employees in two ways. Under the first method, eligible employees may elect to purchase shares of Common Stock at the lower of 85 percent of fair market value as of the first trading day of each quarterly participation period, or as of the last trading day of each quarterly participation period. Under this method, in 1996, 1995, and 1994, employees purchased 1,287,000 shares for aggregate proceeds of $11.1 million; 876,000 shares for aggregate proceeds of $11.0 million; and 1,111,000 shares for aggregate proceeds of $10.4 million, respectively. Under the second method, the Company may grant to all eligible employees an option to purchase an identical number of shares of Common Stock at not less than 85 percent of fair market value at the grant date. As of September 30, 1996 and 1995, the Company had reserved 3.6 million shares and 1.2 million shares, respectively, for future issuance under its employee stock purchase plan.

1996 Annual Report                                                           37

STOCK OPTION ACTIVITY -- Information concerning the combined option activity during the years ended September 30 under the stock option plans and the option portion of the employee stock purchase plan is as follows:


(In millions except                              1996                       1995                      1994
per share amounts)               -------------------------------------------------------------------------
                                            Aggregate                  Aggregate                 Aggregate
                                 ---------------------     ----------------------    ---------------------
                                 Shares         Price      Shares          Price     Shares          Price
                                 -------------------------------------------------------------------------
Beginning of year                  15.6        $215.1        16.7        $222.0        19.4        $254.7
Options granted                     7.8          87.0         3.2          47.8         0.8           9.8
Options exercised ($8.88
   to $19.00 per share)            (0.2)         (2.3)       (2.7)        (33.0)       (1.5)        (16.9)
Options canceled                   (4.1)        (56.6)       (1.6)        (21.7)       (2.0)        (25.6)
                                 -------------------------------------------------------------------------
End of year                        19.1        $243.2        15.6        $215.1        16.7        $222.0
                                 =========================================================================
Options vested at year-end         12.2                      11.4                      12.4
                                 =========================================================================

Although stock options may be exercised before they are fully vested and the effect of all dilutive stock options is considered in the determination of earnings per share, the following tables show the maximum number of shares that would be issued based on the number of options vesting in each future year and the maximum number of shares expiring in each future year. The option vesting table does not reflect any anticipated early vesting based upon stock price performance.


(In thousands except                                  Maximum number of existing options vesting each year
price range amounts)            --------------------------------------------------------------------------
                                1996 and                                            2000 and        Total
      Exercise Price Range         Prior         1997         1998         1999   Thereafter       Shares
                                --------------------------------------------------------------------------
Under $9.00                            3            2            2             2          --             9
$9.00 - $9.99                      2,043          953          578           541           66        4,181
$10.00 - $10.99                      775          230          127           106           19        1,257
$11.00 - $11.99                    1,412          778          760           644          124        3,718
$12.00 - $12.99                    1,350           96           81            67            2        1,596
$13.00 - $13.99                    2,370          383          362           216          --         3,331
$14.00 - $14.99                    2,012           42           28            10          --         2,092
$15.00 - $15.99                      193           65           59            51            6          374
$16.00 - $16.99                      542           28           27            11          --           608
$17.00 - $17.99                      641           26           25             7          --           699
$18.00 - $18.99                      229           81           81            61            6          458
$19.00 - $19.99                      418          --           --            --           --           418
Over $20.00                          242           49           49            49            6          395
                                --------------------------------------------------------------------------
                                  12,230        2,733        2,179         1,765          229       19,136
                                ==========================================================================

38                                                Tandem Computers Incorporated

(In thousands except                                 Maximum number of existing options expiring each year
price range amounts)              ------------------------------------------------------------------------
                                                                                     2001 and        Total
      Exercise Price Range          1997         1998         1999          2000   Thereafter       Shares
                                  ------------------------------------------------------------------------
Under $9.00                          --           --           --            --             9            9
$9.00 - $9.99                          8           20           57           --         4,096        4,181
$10.00 - $10.99                       12            8           70             5        1,162        1,257
$11.00 - $11.99                       14            5           26            21        3,652        3,718
$12.00 - $12.99                       40           16           36             4        1,500        1,596
$13.00 - $13.99                       10          335           64           441        2,481        3,331
$14.00 - $14.99                      629          499          363           174          427        2,092
$15.00 - $15.99                        4          --            46            10          314          374
$16.00 - $16.99                       10           34          383            15          166          608
$17.00 - $17.99                      224          219          137            10          109          699
$18.00 - $18.99                      --            98           23             8          329          458
$19.00 - $19.99                      249           41           52            76          --           418
Over $20.00                           55          --             5           135          200          395
                                  ------------------------------------------------------------------------
                                   1,255        1,275        1,262           899       14,445       19,136
                                  ========================================================================

OPTION LOAN PROGRAM -- The Company has the Tandem Computers Incorporated Option Loan Program (the Program) to enable employees to exercise certain outstanding options. Under the Program, the Company can issue full recourse loans that are secured by a pledge of the Company's Common Stock. Loan agreements entered into between the Company and participants provide that in the event of a change in control of the Company (as defined), principal and interest will be forgiven over a four-year period. The amounts outstanding at September 30, 1996 and 1995, were insignificant.

401(k) INVESTMENT PLAN -- The Company has a 401(k) investment plan (the Investment Plan) covering substantially all of its U.S. employees. Under the Investment Plan, participating employees may defer up to 18 percent of their pretax earnings, subject to the Internal Revenue Service annual contribution limit ($9,500 for calendar year 1996). The Company matches 63 percent to 100 percent of each employee's contribution up to a maximum 2.5 percent of the employee's earnings. The Company's matching contributions to the Investment Plan for 1996, 1995, and 1994 were $8.1 million, $7.5 million, and $7.7 million, respectively.

DEFERRED COMPENSATION PLAN -- The Company has the Tandem Computers Incorporated Deferred Compensation Plan that permits eligible officers and employees to defer a portion of their compensation. Funds deferred under the plan are held by the Company in an irrevocable trust established for the benefit of the participants. The deferred compensation is distributable in cash after retirement or termination of employment. At September 30, 1996 and 1995, the liability for deferred compensation included in other liabilities totaled $4.4 million and $1.9 million, respectively. The Company can insure the lives of the participants in the Deferred Compensation Plan to assist in the funding of the deferred compensation liability. The life insurance policies are owned by and payable to the trust. At September 30, 1996 and 1995, the cash surrender value of these insurance policies included in other assets was $6.3 million and $2.6 million, respectively.

1996 Annual Report                                                           39

Commitments and Contingencies

The Company and three principal officers were named as defendants in a class action complaint for damages filed in the United States District Court for the Northern District of California on July 19, 1995. The class action is purported to be on behalf of purchasers of the Company's Common Stock between March 8, 1995, and July 12, 1995. The complaint alleges violations of Section 10(b) of the Securities Exchange Act and Securities and Exchange Commission Rule 10b-5. Management believes that this complaint is without merit and that the outcome of the complaint will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company. The foregoing forward-looking statement is based on information presently known to management, and the future outcome could differ.

Two similar class action complaints were filed on November 2, 1995, and December 19, 1995, respectively. The plaintiffs in both of these cases voluntarily dismissed their complaints in January 1996.

The Company is subject to other legal proceedings and claims that arise in the normal course of its business. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.

See the Property, Plant, and Equipment note to the Consolidated Financial Statements for a discussion of the Company's operating lease commitments.


Segment Information

The Company's principal business is the development, manufacturing, marketing, and servicing of computer systems, servers, and software. The Company operates in five geographic regions: the United States (internally, included in the Americas Division), Americas, Europe, Japan, and Asia-Pacific. Americas includes operations in North and South America outside of the United States, principally Canada and Latin America.

The following table sets forth information about the Company's operations in these different geographic regions for the fiscal years ended September 30. Prior year amounts for revenues and income (loss) from continuing operations before income taxes have been restated to reflect UB Networks, a separate major line of business, as a discontinued operation.

40                                                Tandem Computers Incorporated

(In thousands)                                               1996               1995               1994
                                                      -------------------------------------------------
Revenues
   United States -- customers                         $   896,083        $   926,844        $   889,521
   United States -- intercompany                          376,031            377,116            403,497
   Americas -- customers                                   89,045             86,040             76,580
   Americas -- intercompany                                   540              1,309                811
   Europe -- customers                                    527,111            520,541            457,948
   Europe -- intercompany                                  24,828             22,827             23,186
   Japan -- customers                                     258,734            277,332            211,706
   Japan -- intercompany                                    4,773              2,398                806
   Asia-Pacific -- customers                              128,970            109,679            102,995
   Asia-Pacific -- intercompany                             3,421                749              4,734
                                                      -------------------------------------------------
                                                        2,309,536          2,324,835          2,171,784
Eliminations                                             (409,593)          (404,399)          (433,034)
                                                      -------------------------------------------------
Total revenues                                        $ 1,899,943        $ 1,920,436        $ 1,738,750
                                                      =================================================


Income (loss) from continuing operations before
   income taxes
      United States                                   $   (60,257)       $     2,838        $   119,664
      Americas                                              5,380              5,604             (2,644)
      Europe                                               56,006             68,003             28,378
      Japan                                                31,560             45,783             13,445
      Asia-Pacific                                        (21,906)           (10,424)            (5,166)
                                                      -------------------------------------------------
                                                           10,783            111,804            153,677
Eliminations                                               12,792             15,626              9,994
                                                      -------------------------------------------------
Total income from continuing operations before
   income taxes                                       $    23,575        $   127,430        $   163,671
                                                      =================================================

Identifiable assets
   United States                                      $ 1,180,258        $ 1,327,352        $ 1,277,554
   Americas                                                28,092             44,654             35,880
   Europe                                                 316,708            343,774            351,386
   Japan                                                  106,983            157,359            134,716
   Asia-Pacific                                            86,859             75,561             71,998
                                                      -------------------------------------------------
                                                        1,718,900          1,948,700          1,871,534
Eliminations                                              (66,922)           (92,006)          (109,649)
                                                      -------------------------------------------------
Total identifiable assets                             $ 1,651,978        $ 1,856,694        $ 1,761,885
                                                      =================================================

Intercompany transfers are made at arm's-length prices. Pretax income (loss) for 1996 includes restructuring charges for United States, Europe, and Asia-Pacific in the approximate amounts of $43 million, $6 million, and $3 million, respectively. Identifiable assets are those assets of the Company that are identified with the operations of the corresponding geographic area.
United States customer revenues include export sales of $77 million in 1996, $56 million in 1995, and $41 million in 1994.

1996 Annual Report                                                           41

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)
Fiscal 1996 Quarters ended                             Dec. 31         March 31        June 30         Sept. 30
                                                      ---------------------------------------------------------
Continuing operations:
   Total revenues                                     $420,979         $469,941       $465,778         $543,245
   Gross margin                                       $213,597         $233,597       $238,767         $272,372
   Income (loss) from continuing operations           $(21,932)        $(46,993)      $ 23,338         $ 40,162
   Earnings (loss) per share                          $   (.19)        $   (.40)      $    .20         $    .34
Discontinued operations:
   Total revenues                                     $ 91,463         $106,257       $ 82,132         $ 88,418
   Gross margin                                       $ 32,682         $ 34,013       $ 23,559         $ 20,532
   Income (loss) from discontinued operations         $ 23,898         $ (2,564)      $(15,440)        $(23,226)
   Earnings (loss) per share                          $    .20         $   (.02)      $   (.13)        $   (.20)
Net income (loss)                                     $  1,966         $(49,557)      $  7,898         $ 16,936
Earnings (loss) per share                             $    .02         $   (.42)      $    .07         $    .14
Market stock price range
   High                                               $  12.75         $  11.38       $  15.25         $  12.50
   Low                                                $  10.00         $   8.75       $   8.38         $   8.63
                                                      =========================================================

Income (loss) from discontinued operations for the quarter ended December 31, 1995, includes a gain on the sale of an investment of $30.6 million. Income
(loss) from continuing operations for the quarter ended March 31, 1996, includes pretax restructuring charges of $52.0 million.

(In thousands except per share amounts)
Fiscal 1995 Quarters ended                             Dec. 31        March 31         June 30        Sept. 30
                                                      --------------------------------------------------------
Continuing operations:
   Total revenues                                     $445,893        $428,683        $499,151        $546,709
   Gross margin                                       $243,102        $222,707        $261,384        $269,728
   Income from continuing operations                  $ 31,165        $ 14,159        $ 28,001        $ 23,086
   Earnings per share                                 $    .26        $    .12        $    .24        $    .20
Discontinued operations:
   Total revenues                                     $ 88,707        $ 87,259        $ 95,263        $ 93,297
   Gross margin                                       $ 39,558        $ 34,958        $ 38,486        $ 34,350
   Income (loss) from discontinued operations         $  4,060        $  7,527        $  2,843        $ (3,295)
   Earnings (loss) per share                          $    .03        $    .06        $    .02        $   (.03)
Net income                                            $ 35,225        $ 21,686        $ 30,844        $ 19,791
Earnings per share                                    $    .30        $    .18        $    .26        $    .17
Market stock price range
   High                                               $  19.13        $  19.75        $  17.25        $  17.50
   Low                                                $  15.50        $  15.38        $  13.38        $  11.75
                                                      ========================================================


Tandem Computers Incorporated Common Stock is traded on the New York, Midwest, and Pacific Stock Exchanges under the trading symbol TDM. All quotations shown represent the high and low sale prices. The Company has not declared or paid any cash dividends on its Common Stock and has no plans to do so in the foreseeable future. As of December 2, 1996, there were approximately 7,130 holders of record of the Common Stock of the Company.

42                                                Tandem Computers Incorporated

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Tandem Computers Incorporated:

We have audited the accompanying consolidated balance sheets of Tandem Computers Incorporated and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandem Computers Incorporated and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                            /s/ Ernst & Young LLP
                                                --------------------


San Jose, California
October 22, 1996




1996 Annual Report                                                           43

Board of Directors                                         Corporate Officers

Thomas J. Perkins, Chairman of the Board                   Roel  Pieper
General Partner, Kleiner Perkins Caufield & Byers          Vice Chairman and Chief Executive Officer

Jack F. Bennett                                            Enrico  L. Pesatori
Retired, Formerly Senior Vice President and Director,      President and Chief Operating Officer
Exxon Corporation
                                                           Eric L. Doggett
Morton Collins                                             Senior Vice President and General Manager,
General Partner, DSV Partners                              Communications Platforms Business Unit

Franklin P. Johnson, Jr.                                   Kurt L. Friedrich
General Partner,  Asset Management Partners                Senior Vice President, General Manager, and Chief
                                                                Technology Officer,
Robert M. Kavner                                           Parallel Systems Business Unit
President and Chief Executive Officer,
On Command Corp.                                           William W. Heil, Jr.
                                                           Senior Vice President and General Manager,
Enrico L. Pesatori                                         ServerWare Business Unit
President and Chief Operating Officer,
Tandem Computers Incorporated                              John T. Losier
                                                           Senior Vice President,
Roel Pieper                                                Worldwide Sales and Services Group
Vice Chairman and Chief Executive Officer,
Tandem Computers Incorporated                              Josephine T. Parry
                                                           Vice President, General Counsel and Secretary
Vera Stephanie Shirley
Life President, Founder Director, F.I. Group PLC           Gerald L. Peterson
                                                           Senior Vice President and General Manager,
Robert G. Stone, Jr.                                       ServerNet Business Unit
Chairman Emeritus and Director of the Board,
Kirby Corporation                                          John T. Reece
                                                           Vice President and Corporate Controller
Washington SyCip
Founder, The SGV Group                                     David J. Rynne
                                                           Senior Vice President and Chief Financial Officer
Alex S. Vieux
Chairman, DASAR Inc.                                       Gerd Stoecker
                                                           Vice President and Treasurer
Walter B. Wriston
Corporate Director and Consultant



44                                                 Tandem Computers Incorporated


International Advisory Council                             Tandem Computers Incorporated

Manuel Somoza Alonso         Mexico                        World Headquarters
Eduardo Santos Andres        Spain                         19333 Vallco Parkway
Dr. Marco Bono               Italy                         Cupertino, California 95014-2599, USA
Luigi Dusmet                 Switzerland                   +1 (408) 285 6000
Harry G.B. Faulkner          Sweden
Sir Campbell Fraser          United Kingdom                Americas Division Headquarters
Sir Leslie Froggatt          Australia                     19191 Vallco Parkway
Fredrick T. White            Canada                        Cupertino, California 95014-2599, USA
                                                           United States: 1 (800) 482 6336
                                                           Canada: 1 (800) 345 8636
Auditors                                                   Latin America: +1 (954) 983 7900

Ernst & Young LLP, San Jose, California                    European Division Headquarters
                                                           Antareslaan 11
                                                           2132 JE Hoofddorp, The Netherlands
Registrar and Transfer Agent                               +31 (23) 566 8000

Boston EquiServe, Canton, Massachusetts                    Asia-Pacific Division Headquarters
                                                           300 Beach Road #33-01
                                                           The Concourse, Singapore 199555
Annual Meeting                                             +65 297 4866

The annual meeting of stockholders will be held at         Japan Division Headquarters
10:00 a.m. on Tuesday, January 28, 1997, at 10435          Tennoz Central Tower 2-2-24
North Tantau Avenue, Cupertino, California.                Higashi-Shinagawa, Shinagawa-ku
                                                           Tokyo 140, Japan
                                                           +81 (3) 5463 6600
Stockholder Information
                                                           The Tandem home page can be found at
A copy of the Company's Report on Form 10-K for the        http://www.tandem.com.
1996 fiscal year, as filed with the Securities and
Exchange Commission, is available on written request.
Please contact:                                            Manufacturing Facilities
Investor Relations
Loc 200-33                                                 Fremont, California
Tandem Computers Incorporated                              Stirling, Scotland
10435 North Tantau Avenue
Cupertino, California 95014-2599
1 (800) 538 3107

The annual report is also available on-line at Tandem's
Web site, www.tandem.com.



1996 Annual Report                                                            45

Sales Offices and Distributors

The Americas



Argentina                   Connecticut                    New Jersey
Brazil                      Florida                        New York
Canada                      Georgia                        North Carolina
Chile                       Hawaii                         Ohio
Colombia                    Illinois                       Oklahoma
Ecuador                     Iowa                           Oregon
Guatemala                   Kansas                         Pennsylvania
Mexico                      Kentucky                       Puerto Rico
Peru                        Louisiana                      Tennessee
Uruguay                     Maryland                       Texas
Venezuela                   Massachusetts                  Utah
Alabama                     Michigan                       Virginia
Arizona                     Minnesota                      Washington
California                  Missouri                       Wisconsin
Colorado                    Nebraska


Europe

Austria                     Greece                         Portugal
Bahrain                     Hungary                        Russia
Belgium                     Ireland                        Saudi Arabia
Croatia                     Israel                         Slovenia
Cyprus                      Italy                          South Africa
Czech Republic              Jordan                         Spain
Denmark                     Kuwait                         Sweden
Dubai                       Lebanon                        Switzerland
Egypt                       Luxembourg                     Turkey
Finland                     The Netherlands                United Arab Emirates
France                      Norway                         United Kingdom
Germany                     Oman                           Zimbabwe


Asia-Pacific and Japan

Australia                   Malaysia                       Singapore
Hong Kong                   New Zealand                    South Korea
India                       People's Republic              Sri Lanka
Indonesia                    of China                      Taiwan
Japan                       Philippines                    Thailand


Commission Agent

India



46                                                 Tandem Computers Incorporated

Founded in 1974, Tandem(R) is a global information technology company that provides software, hardware, solutions, and services for business-critical electronic commerce, decision support, high-volume online transaction procession (OLTP), and the fast emerging online world of Internet transaction processing (ITP). As a result of Tandem's market recognition and the reliability of its products, businesses worldwide entrust their core business applications to Tandem systems. Stock exchanges processing the bulk of the world's security transactions use Tandem technology and equipment, and a significant percentage of all automated teller machines (ATMs) run on Tandem systems. Credit card transactions, electronic funds transfers, telecommunications, messaging systems, and public e-mail networks are all areas in which Tandem systems play a key role in promoting commerce around the world. With US$1.90 billion in 1996 revenue, Tandem and its subsidiaries employ approximately 8,000 people in 180 offices worldwide. The company is headquartered in Cupertino, California.

Tandem, Himalaya, Integrity, iTP, NonStop, ServerNet, ServerWare, and the Tandem Logo are trademarks or registered trademarks of Tandem Computers Incorporated in the United States and/or other countries. "System Area Network" and the acronym "SAN" are being used by Tandem as generic descriptive terms and neither is intended to be interpreted as a trademark of Tandem. Microsoft and Windows NT are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. UB Networks is a trademark of Ungermann-Bass Networks, Inc. UNIX is a registered trademark in the United States and other countries, licensed exclusively through X/Open Company Ltd.
All other brand and product names are trademarks or registered trademarks of their respective companies. (C) 1996 Tandem Computers Incorporated. Printed on recycled paper. 100631.

                                      OUR

                                    MISSION


Our business mission is to be the leading provider of reliable and scalable solutions for business-critical applications, using the best open, clustered, high-bandwidth computing and communications technologies, serving business and consumers. Our technical mission is to be the leader in clustered technologies for communication bandwidth, messaging, database, and transaction processing systems.